Rule 12g3-2(b) File No. 82-34825

26.04.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

06012880

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A. Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Enclosure;

31.03.2006 Financial Results (YTL)
31.03.2006 Financial Results (USD)
Earnings Presentation for 1Q06

SUPPL

LNDOCS01/383038.1

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/03/2006)			PREVIOUS PERIOD (31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**18.047.450**	**14.108.164**	**32.155.614**	**17.314.843**	**14.136.134**	**31.450.977**
1.1	Bank Deposits	1.009.566	1.457.448	2.467.014	1.024.881	1.617.319	2.642.200
1.2	Saving Deposits	11.731.957	-	11.731.957	10.725.149	-	10.725.149
1.3	Public Sector Deposits	69.800	-	69.800	23.483	-	23.483
1.4	Commercial Deposits	3.580.947	-	3.580.947	3.944.189	-	3.944.189
1.5	Other Institutions Deposits	1.655.180	-	1.655.180	1.597.141	-	1.597.141
1.6	Foreign Currency Deposits	-	12.650.716	12.650.716	-	12.518.815	12.518.815
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Markets**	**3.466.769**	**31.714**	**3.498.483**	**5.140.056**	**247.974**	**5.388.030**
2.1	Funds from Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
2.3	Funds Provided Under Repurchase Agreements	3.466.769	31.714	3.498.483	5.140.056	247.974	5.388.030
III.	**Funds Borrowed**	**157.467**	**8.059.873**	**8.217.340**	**79.742**	**7.202.898**	**7.282.640**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	157.467	8.059.873	8.217.340	79.742	7.202.898	7.282.640
3.2.1	Domestic Banks and Institutions	75.507	28.185	103.692	79.742	29.382	109.124
3.2.2	Foreign Banks, Institutions, and Funds	81.960	8.031.688	8.113.648	-	7.173.516	7.173.516
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**620.636**	**47.755**	**668.391**	**632.665**	**20.444**	**653.109**
VII.	**Other Liabilities**	**288.087**	**89.261**	**377.348**	**122.236**	**56.004**	**178.240**
VIII.	**Taxes and Other Duties Payable**	**88.984**	**145**	**89.129**	**73.344**	**230**	**73.574**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	-	-	-	**863**	**863**
10.1	Gross Financial Lease Payables	-	-	-	-	898	898
10.2	Deferred Financial Lease Expenses (-)	-	-	-	-	35	35
XI.	**Accrued Interest and Expenses Payable**	**248.397**	**144.328**	**392.725**	**341.551**	**153.892**	**495.443**
11.1	Deposits	177.324	47.918	225.242	241.238	42.754	283.992
11.2	Borrowings	3.615	66.092	69.707	3.738	43.495	47.233
11.3	Repurchase Agreements	2.562	260	2.822	4.866	3.139	8.005
11.4	Other	64.896	30.058	94.954	91.709	64.504	156.213
XII.	**Provisions**	**433.048**	**9.279**	**442.327**	**458.194**	**8.890**	**467.084**
12.1	General Loan Loss Provision	137.577	-	137.577	124.809	-	124.809
12.2	Reserve for Employment Termination Benefits	16.221	-	16.221	15.735	-	15.735
12.3	Provision for Income Taxes	147.607	-	147.607	202.388	-	202.388
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	131.643	9.279	140.922	115.262	8.890	124.152
XIII.	**Subordinated Loans**	-	-	-	-	**4.159**	**4.159**
XIV.	**Deferred Tax Liabilities**	**33.091**	-	**33.091**	**37.194**	-	**37.194**
XV.	**Shareholders' Equity**	**6.350.082**	**1.382**	**6.351.464**	**6.351.467**	**1.752**	**6.353.219**
14.1	Paid-in Capital	1.800.005	-	1.800.005	1.800.005	-	1.800.005
14.2	Capital Reserves	2.688.894	1.382	2.690.276	2.650.844	1.752	2.652.596
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	169.485	1.382	170.867	245.204	1.752	246.956
14.2.4	Revaluation Fund	117.516	-	117.516	3.747	-	3.747
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	2.401.893	-	2.401.893	2.401.893	-	2.401.893
14.2.7	Adjustment to Share Capital	-	-	-	-	-	-
14.3	Profit Reserves	1.360.167	-	1.360.167	462.324	-	462.324
14.3.1	Legal Reserves	377.280	-	377.280	255.315	-	255.315
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	982.887	-	982.887	207.009	-	207.009
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	501.016	-	501.016	1.438.294	-	1.438.294
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	501.016	-	501.016	1.438.294	-	1.438.294
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**29.734.011**	**22.491.901**	**52.225.912**	**30.551.292**	**21.833.240**	**52.384.532**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 31 MARCH 2006 AND 31 MARCH 2005

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (31/03/2006)	PREVIOUS PERIOD (31/03/2005)
I.	**Interest Income**	**1.492.699**	**1.065.982**
1.1	Interest on Loans	844.361	567.914
1.1.1	Interest on TL Loans	738.840	507.441
1.1.1.1	Short-term Loans	433.371	326.249
1.1.1.2	Medium and Long-term Loans	305.469	181.192
1.1.2	Interest on Foreign Currency Loans	100.299	56.699
1.1.2.1	Short-term Loans	22.138	12.119
1.1.2.2	Medium and Long-term Loans	78.161	44.580
1.1.3	Interest on Loans Under Follow-up	5.222	3.774
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	27.582	16.496
1.3	Interest Received from Banks	9.606	6.176
1.3.1	The Central Bank of Turkey	1.298	155
1.3.2	Domestic Banks	780	295
1.3.3	Foreign Banks	7.528	5.726
1.3.4	Headquarters and Branches in Abroad	-	-
1.4	Interest Received from Money Market Transactions	381	948
1.5	Interest Received from Marketable Securities Portfolio	610.327	474.139
1.5.1	Trading Securities	113.811	46.341
1.5.2	Available-for-sale Securities	476.648	419.726
1.5.3	Held-to-maturity Securities	19.868	8.072
1.6	Other Interest Income	442	309
II.	**Interest Expense**	**837.621**	**459.792**
2.1	Interest on Deposits	664.225	341.860
2.1.1	Interbank Deposits	39.735	18.521
2.1.2	Saving Deposits	382.694	224.213
2.1.3	Public Sector Deposits	608	62
2.1.4	Commercial Deposits	114.214	31.074
2.1.5	Other Institutions Deposits	38.333	5.106
2.1.6	Foreign Currency Deposits	88.641	62.884
2.1.7	Gold Vault	-	-
2.2	Interest on Money Market Transactions	82.144	78.832
2.3	Interest on Funds Borrowed	90.784	38.949
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	2.745	2.916
2.3.3	Foreign Banks	88.039	34.715
2.3.4	Headquarters and Branches in Abroad	-	-
2.3.5	Other Financial Institutions	-	1.318
2.4	Interest on Securities Issued	-	-
2.5	Other Interest Expenses	468	151
III.	**Net Interest Income (I-II)**	**655.078**	**606.190**
IV.	**Net Fees and Commissions Income**	**182.197**	**133.513**
4.1	Fees and Commissions Received	232.612	180.775
4.1.1	Cash Loans	18.461	18.350
4.1.2	Non-cash Loans	9.740	6.928
4.1.3	Other	204.411	155.497
4.2	Fees and Commissions Paid	50.415	47.262
4.2.1	Cash Loans	10.594	4.007
4.2.2	Non-cash Loans	85	184
4.2.3	Other	39.736	43.071
V.	**Dividend Income**	**603**	**175**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	603	175
VI.	**Net Trading Income / (Loss)**	**73.408**	**32.267**
6.1	Trading Gains or (Losses) on Securities (net)	59.533	33.086
6.1.1	Trading Gains on Securities	92.289	37.515
6.1.1.1	Trading Gains on Derivative Financial Instruments	11.284	5.883
6.1.1.2	Other Trading Gains on Securities	81.005	31.632
6.1.2	Trading Losses on Securities (-)	32.756	4.429
6.1.2.1	Trading Losses on Derivative Financial Instruments	10.438	2.690
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	22.318	1.739
6.2	Foreign Exchange Gains or (Losses) (net)	13.875	(819)
6.2.1	Foreign Exchange Gains	1.663.490	2.018.981
6.2.2	Foreign Exchange Losses (-)	1.649.615	2.019.800
VII.	**Other Operating Income**	**114.306**	**38.509**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**1.025.592**	**810.654**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**102.080**	**69.129**
X.	**Other Operating Expenses (-)**	**320.988**	**259.066**
XI.	**Net Operating Income (VIII-IX-X)**	**602.524**	**482.459**
XII.	**Income from Investments and Associates**	**22.176**	**19.639**
XIII.	**Income / (Loss) on Net Monetary Position**	-	-
XIV.	**Income Before Taxation (XI+XII+XIII)**	**624.700**	**502.098**
XV.	**Provision for Income Taxes (+/-)**	**123.684**	**150.328**
15.1	Current Tax Provision	127.787	154.894
15.2	Deferred Tax Provision	(4.103)	(4.566)
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**501.016**	**351.770**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxes on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**501.016**	**351.770**
	Earnings / (Loss) per share in YTL full	0,00278	0,00195

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2006 AND 31 DECEMBER 2005

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	ASSETS	(31/03/2006)			(31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**147**	**504**	**651**	**179**	**441**	**620**
1.1	Cash	143	-	143	169	-	169
1.2	Foreign Currency	-	143	143	-	116	116
1.3	Central Bank of Turkey	1	361	362	7	325	332
1.4	Other	3	-	3	3	-	3
II.	**Trading Securities (Net)**	**48**	**4.545**	**4.593**	**23**	**4.590**	**4.613**
2.1	Government Debt Securities	48	4.545	4.593	23	4.590	4.613
2.1.1	Government Bonds	46	4.545	4.591	18	4.590	4.608
2.1.2	Treasury Bills	2	-	2	5	-	5
2.1.3	Other Public Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	-	-	-	-	-	-
2.3	Other Marketable Securities	-	-	-	-	-	-
III.	**Banks and Other Financial Institutions**	**2**	**1.236**	**1.238**	**179**	**1.005**	**1.184**
3.1	Banks	2	1.236	1.238	179	1.005	1.184
3.1.1	Domestic Banks	2	-	2	179	-	179
3.1.2	Foreign Banks	-	1.236	1.236	-	1.005	1.005
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	**436**	**0**	**436**	**291**	**0**	**291**
4.1	Interbank Money Market	436	-	436	291	-	291
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**6.264**	**2.108**	**8.372**	**7.648**	**2.119**	**9.767**
5.1	Share Certificates	4	-	4	46	-	46
5.2	Other Marketable Securities	6.260	2.108	8.368	7.602	2.119	9.721
VI.	**Loans**	**11.931**	**5.888**	**17.819**	**10.677**	**5.402**	**16.079**
6.1	Short-term	6.438	1.421	7.859	6.044	1.474	7.518
6.2	Medium and Long-term	5.493	4.467	9.960	4.633	3.928	8.561
6.3	Loans under follow-up	280	15	295	245	15	260
6.4	Allowances (-)	280	15	295	245	15	260
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	-	-	-	**234**	-	**234**
8.1	Government Debt Securities	-	-	-	234	-	234
8.1.1	Government Bonds	-	-	-	234	-	234
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**13**	-	**13**	**14**	-	**14**
9.1	Financial Investments and Associates	13	-	13	14	-	14
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (net)**	**133**	**182**	**315**	**153**	**179**	**332**
10.1	Financial Subsidiaries	133	182	315	153	179	332
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**1.827**	**961**	**2.788**	**1.971**	**864**	**2.835**
XIV.	**Miscellaneous Receivables**	**17**	-	**17**	**14**	**1**	**15**
XV.	**Accrued Interest and Income Receivable**	**852**	**253**	**1.105**	**1.371**	**206**	**1.577**
15.1	Loans	159	74	233	132	56	188
15.2	Marketable Securities	673	172	845	1.219	145	1.364
15.3	Other	20	7	27	20	5	25
XVI.	**Property and Equipment**	**471**	**3**	**474**	**480**	**2**	**482**
16.1	Book Value	844	3	847	843	3	846
16.2	Accumulated Depreciation (-)	373	-	373	363	1	364
XVII.	**Intangibles (Net)**	**14**	-	**14**	**15**	-	**15**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	41	-	41	41	-	41
17.3	Accumulated Amortisation (-)	27	-	27	26	-	26
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**134**	**13**	**147**	**30**	**10**	**40**
					0	0	0
	TOTAL ASSETS	**22.289**	**15.693**	**37.982**	**23.279**	**14.819**	**38.098**

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2006 AND 31 DECEMBER 2005

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	LIABILITIES and SHAREHOLDERS' EQUITY	(31/03/2006)			(31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**13.125**	**10.261**	**23.386**	**12.593**	**10.281**	**22.874**
1.1	Interbank Deposits	734	1.060	1.794	745	1.176	1.921
1.2	Saving Deposits	8.532	-	8.532	7.800	-	7.800
1.3	Public Sector Deposits	51	-	51	17	-	17
1.4	Commercial Deposits	2.604	-	2.604	2.869	-	2.869
1.5	Other Institutions Deposits	1.204	-	1.204	1.162	-	1.162
1.6	Foreign Currency Deposits	-	9.201	9.201	-	9.105	9.105
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**2.521**	**23**	**2.544**	**3.738**	**180**	**3.918**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
2.3	Funds Deposited Under Repurchase Agreements	2.521	23	2.544	3.738	180	3.918
III.	**Funds Borrowed**	**115**	**5.861**	**5.976**	**58**	**5.238**	**5.296**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	115	5.861	5.976	58	5.238	5.296
3.2.1	Domestic Banks and Institutions	55	20	75	58	21	79
3.2.2	Foreign Banks, Institutions, and Funds	60	5.841	5.901	-	5.217	5.217
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**451**	**35**	**486**	**460**	**16**	**476**
VII.	**Other Liabilities**	**210**	**65**	**275**	**88**	**41**	**129**
VIII.	**Taxes and Other Duties Payable**	**65**	-	**65**	**53**	-	**53**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	-	-	-	-	**1**	**1**
10.1	Leasing Payables	-	-	-	-	1	1
10.2	Deferred Leasing Expenses (-)	-	-	-	-	-	-
XI.	**Accrued Interest and Expenses Payable**	**181**	**105**	**286**	**249**	**112**	**361**
11.1	Deposits	129	35	164	175	31	206
11.2	Borrowings	3	48	51	3	32	35
11.3	Repurchase Agreements	2	-	2	4	2	6
11.4	Other	47	22	69	67	47	114
XII.	**Provisions**	**315**	**7**	**322**	**333**	**6**	**339**
12.1	General Loan Loss Provision	100	-	100	91	-	91
12.2	Reserve for Employment Termination Benefits	12	-	12	11	-	11
12.3	Provision for Income Taxes	107	-	107	147	-	147
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	96	7	103	84	6	90
XIII.	**Subordinated Loans**	-	-	-	-	**3**	**3**
XIV.	**Deferred Tax Liabilities**	**24**	-	**24**	**27**	-	**27**
XV.	**Shareholders' Equity**	**4.617**	**1**	**4.618**	**4.620**	**1**	**4.621**
14.1	Paid-in Capital	1.309	-	1.309	1.309	-	1.309
14.2	Capital Reserves	1.955	1	1.956	1.929	1	1.930
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	123	1	124	178	1	179
14.2.4	Revaluation Fund	85	-	85	3	-	3
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	1.747	-	1.747	1.747	-	1.747
14.2.7	Adjustment to Share Capital	-	-	-	1	-	1
14.3	Profit Reserves	989	-	989	336	-	336
14.3.1	Legal Reserves	274	-	274	185	-	185
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	715	-	715	151	-	151
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	364	-	364	1.046	-	1.046
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	364	-	364	1.046	-	1.046
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**21.624**	**16.358**	**37.982**	**22.219**	**15.879**	**38.098**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 31 MARCH 2006 AND 31 MARCH 2005

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	INCOME and EXPENSES	CURRENT PERIOD (31/03/2006)	PREVIOUS PERIOD (31/03/2005)
I.	**Interest Income**	**1.085**	**775**
1.1	Interest on Loans	614	413
1.1.1	Interest on TL Loans	537	369
1.1.1.1	Short-term Loans	315	237
1.1.1.2	Medium and Long-term Loans	222	132
1.1.2	Interest on Foreign Currency Loans	73	41
1.1.2.1	Short-term Loans	16	9
1.1.2.2	Medium and Long-term Loans	57	32
1.1.3	Interest on Loans Under Follow-up	4	3
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	20	12
1.3	Interest Received from Banks	7	4
1.3.1	The Central Bank of Turkey	1	-
1.3.2	Domestic Banks	1	-
1.3.3	Foreign Banks	5	4
1.3.4	Headquarters and Branches in Abroad	-	-
1.4	Interest Received from Interbank Transactions	-	1
1.5	Interest Received from Marketable Securities Portfolio	444	345
1.5.1	Trading Securities	83	34
1.5.2	Available-for-sale Securities	347	305
1.5.3	Held-to-maturity Securities	14	6
1.6	Other Interest Income	-	-
II.	**Interest Expense**	**608**	**334**
2.1	Interest on Deposits	482	249
2.1.1	Interbank Deposits	29	13
2.1.2	Savings Deposits	278	163
2.1.3	Public Sector Deposits	-	-
2.1.4	Commercial Deposits	83	23
2.1.5	Other Institutions Deposits	28	4
2.1.6	Forign Currency Deposits	64	46
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	60	57
2.3	Interest on Funds Borrowed	66	28
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	2	2
2.3.3	Foreign Banks	64	25
2.3.4	Headquarters and Branches in Abroad	-	-
2.3.4	Other Financial Institutions	-	1
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	-	-
III.	**Net Interest Income (I-II)**	**477**	**441**
IV.	**Net Fees and Commissions Income**	**132**	**97**
4.1	Fees and Commissions Received	169	131
4.1.1	Cash Loans	13	13
4.1.2	Non-cash Loans	7	5
4.1.3	Other	149	113
4.2	Fees and Commissions Paid	37	34
4.2.1	Cash Loans	8	3
4.2.2	Non-cash Loans	-	-
4.2.3	Other	29	31
V.	**Dividend Income**	-	-
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	-	-
VI.	**Net Trading Income / (Loss)**	**53**	**23**
6.1	Trading Gains or (Losses) on Securities (net)	43	24
6.1.1	Trading Gains on Securities	67	27
6.1.1.1	Trading Gains on Derivative Financial Instruments	8	4
6.1.1.2	Other Trading Gains on Securities	59	23
6.1.2	Trading Losses on Securities (-)	24	3
6.1.2.1	Trading Losses on Derivative Financial Instruments	8	2
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	16	1
6.2	Foreign Exchange Gains or (Losses) (net)	10	(1)
6.2.1	Foreign Exchange Gains	1.210	1.468
6.2.2	Foreign Exchange Losses (-)	1.200	1.469
VII.	**Other Operating Income**	**83**	**28**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**745**	**589**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**74**	**50**
X.	**Other Operating Expenses (-)**	**233**	**188**
XI.	**Net Operating Income (VIII-IX-X)**	**438**	**351**
XII.	**Income from Investments and Associates**	**16**	**14**
XIII.	**Income / (Loss) on Net Monetary Position**	-	-
XIV.	**Income Before Taxation (XI+XII+XIII)**	**454**	**365**
XV.	**Provision for Income Taxes (+/-)**	**90**	**109**
15.1	Current Tax Provision	93	112
15.2	Deferred Tax Provision	(3)	(3)
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**364**	**256**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxation on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**364**	**256**

BALANCE SHEETS AT 31 MARCH 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of YTL)

	ASSETS	CURRENT PERIOD (31/03/2006)			PREVIOUS PERIOD (31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**202.543**	**693.047**	**895.590**	**245.624**	**606.424**	**852.048**
1.1	Cash	196.077	-	196.077	232.036	-	232.036
1.2	Foreign Currency	-	196.320	196.320	-	159.519	159.519
1.3	Balances with the Central Bank of Turkey	1.697	496.381	498.078	9.610	446.247	455.857
1.4	Other	4.769	346	5.115	3.978	658	4.636
II.	**Trading Securities (Net)**	**65.975**	**6.248.747**	**6.314.722**	**31.765**	**6.310.654**	**6.342.419**
2.1	Government Debt Securities	65.752	6.248.747	6.314.499	31.582	6.310.654	6.342.236
2.1.1	Government Bonds	63.666	6.248.747	6.312.413	25.139	6.310.654	6.335.793
2.1.2	Treasury Bills	2.086	-	2.086	6.443	-	6.443
2.1.3	Other Public Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	223	-	223	183	-	183
2.3	Other Marketable Securities	-	-	-	-	-	-
III.	**Banks and Other Financial Institutions**	**3.479**	**1.699.156**	**1.702.635**	**246.968**	**1.381.414**	**1.628.382**
3.1	Due from Banks	3.479	1.699.156	1.702.635	246.968	1.381.414	1.628.382
3.1.1	Domestic Banks	3.062	-	3.062	246.445	-	246.445
3.1.2	Foreign Banks	417	1.699.156	1.699.573	523	1.381.414	1.381.937
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	**600.000**	-	**600.000**	**400.000**	**0**	**400.000**
4.1	Interbank Money Market Placements	600.000	-	600.000	400.000	-	400.000
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**8.612.797**	**2.898.848**	**11.511.645**	**10.516.487**	**2.914.233**	**13.430.720**
5.1	Share Certificates	5.468	115	5.583	63.595	113	63.708
5.2	Other Marketable Securities	8.607.329	2.898.733	11.506.062	10.452.892	2.914.120	13.367.012
VI.	**Loans**	**16.403.849**	**8.096.345**	**24.500.194**	**14.680.685**	**7.425.464**	**22.106.149**
6.1	Short-term	8.852.497	1.953.444	10.805.941	8.310.865	2.026.119	10.336.984
6.2	Medium and Long-term	7.551.352	6.142.901	13.694.253	6.369.820	5.399.345	11.769.165
6.3	Loans under Follow-up	384.433	20.198	404.631	336.192	20.961	357.153
6.4	Specific Provisions (-)	384.433	20.198	404.631	336.192	20.961	357.153
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	-	-	-	**322.382**	-	**322.382**
8.1	Government Debt Securities	-	-	-	322.382	-	322.382
8.1.1	Government Bonds	-	-	-	322.382	-	322.382
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**18.073**	-	**18.073**	**19.268**	-	**19.268**
9.1	*Financial Investments and Associates*	18.073	-	18.073	19.268	-	19.268
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**182.943**	**249.563**	**432.506**	**209.763**	**246.226**	**455.989**
10.1	Financial Subsidiaries	182.943	249.563	432.506	209.763	246.226	455.989
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**2.512.427**	**1.321.237**	**3.833.664**	**2.709.644**	**1.187.747**	**3.897.391**
XIV.	**Miscellaneous Receivables**	**23.348**	**415**	**23.763**	**19.072**	**885**	**19.957**
XV.	**Accrued Interest and Income Receivable**	**1.171.652**	**348.136**	**1.519.788**	**1.885.537**	**284.756**	**2.170.293**
15.1	Loans	218.718	101.910	320.628	182.021	77.564	259.585
15.2	Marketable Securities	925.812	236.466	1.162.278	1.675.682	199.702	1.875.384
15.3	Other	27.122	9.760	36.882	27.834	7.490	35.324
XVI.	**Property and Equipment (Net)**	**648.986**	**3.039**	**652.025**	**660.274**	**3.098**	**663.372**
16.1	Book Value	1.161.297	3.563	1.164.860	1.159.122	4.607	1.163.729
16.2	Accumulated Depreciation (-)	512.311	524	512.835	498.848	1.509	500.357
XVII.	**Intangible Assets (Net)**	**19.273**	-	**19.273**	**21.218**	-	**21.218**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	56.404	-	56.404	56.333	-	56.333
17.3	Accumulated Amortisation (-)	37.131	-	37.131	35.115	-	35.115
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**184.710**	**17.324**	**202.034**	**41.087**	**13.857**	**54.944**
	TOTAL ASSETS	**30.650.055**	**21.575.857**	**52.225.912**	**32.009.774**	**20.374.758**	**52.384.532**

1Q06 BRSA Bank Only Financial Results

25 April 2006

AKBANK

Highlights

- Total assets remained almost flat, TRY 52.2bn (USD 38.0bn)
- Strong loan growth continued, reaching 11% q-o-q. TL loans grew by 12%

  Main drivers were 20% growth in SME loans and 15% growth in consumer loans
- Securities dropped 11% q-o-q, while its proportion to total assets shrunk to 34% from 38%
- Customer deposits increased 3% q-o-q, generated from 5% growth in TL deposits
- Net commission income grew 36% y-o-y, driven by the strong growth in consumer loan related revenues and other banking commissions
- Net profit grew 42% y-o-y, reaching TRY 501mn (USD 364mn)
- Improvement in net interest income supported the strong growth in annualized ROAE to 31.5%

Highlights


Total Assets (TRY billion)
52.4
52.2
2005
March'06


Loans (TRY billion)
11% q-o-q
22.1
24.5
2005
March'06


Deposits (TRY billion)
2% q-o-q
31.5
32.2
2005
March'06


Net Profit (TRY million)
31.5%
22.7%
42% y-o-y
352
501
March'05
March'06
Volume (TRY Million)
ROAE

Spreads

Yields & Spreads of Major TL Assets

	1Q05	1H05	3Q05	4Q05	1Q06
Interest Yield on Loans	33%	30%	28%	25%	23%
Cost of Funding	16%	15%	16%	15%	13%
Spread on Loans	**17%**	**15%**	**12%**	**10%**	**10%**
Interest Yield on Sec.	22%	20%	19%	18%	16%
Cost of Funding	16%	15%	16%	15%	13%
Spread on Securities	**6%**	**5%**	**3%**	**3%**	**3%**

Quarterly NIM	**7.3%**	**7.2%**	**6.3%**	**5.4%**	**5.4%**


This shift renders 7% better spread

Yields & Spreads of Major FX Assets

	1Q05	1H05	3Q05	4Q05	1Q06
Interest Yield on Loans	6%	6%	6%	6%	6%
Cost of Funding	3%	3%	3%	4%	4%
Spread on Loans	**3%**	**3%**	**3%**	**2%**	**2%**
Interest Yield on Sec.	6%	6%	6%	7%	7%
Cost of Funding	3%	3%	3%	4%	4%
Spread on Securities	**3%**	**3%**	**3%**	**3%**	**3%**

- Spreads and NIM are sustained as reduction in cost of funding continues

Profitability

Profitability performance (TRY mn.)	1Q05	1Q06	change
Net interest income	606	655	8%
Net fee income	134	182	36%
Income before tax	502	625	24%
Net income	352	501	42%
ROAA (%)	3.9%	3.8%	
ROAE (%)	22.7%	31.5%	

Ratios

Balance sheet performance	2005	March'06
Interest Earning Assets / Total Assets	91.9%	92.8%
Interest Bearing Liabilities / Total Liabilities	84.2%	84.0%
Gross Loans / Total Assets	42.9%	47.7%
Securities /Total Assets	38.4%	34.1%
Loans / Deposits*	70.2%	76.2%
Deposits / Total Assets	61.1%	62.6%
NPL Ratio	1.59%	1.62%
Capital Adequacy Ratio (Basel I)	21.4%	19.9%

* Blocked demand deposits of POS merchants (TRY 546 mn), which encompasses the character of a demand deposit, is booked as "Miscellaneous Payables" instead of deposits

Loans


Market Share of Loans
14.4
14.6
13.6
13.9
2005
March'06
TL Loans
Total Loans


SME Loans
up 20% q-o-q
TRY 7.7bn.
TRY 9.2bn.
2005
March'06


Consumer Loans*
up 15% q-o-q
TRY 4.4bn.
TRY 5.1bn.
2005
March'06

- We have continued to attain market share growth in loans
- The proportion of TL loans increased to 67% versus 66% in the last quarter
- Despite the strong growth, NPL ratio has been low at 1.62% and fully provisioned

* Excluding credit card loans

Consumer and SME lending is now ~69% of total loans



Breakdown of Loans
85%
3%
4%
8%
61%
6%
10%
23%
43%
11%
16%
30%
34%
15%
20%
31%
31%
18%
20%
31%
69%
2002
2003
2004
2005
1Q06
Consumer
Small Business
Commercial
Corporate

AKBANK

Value and segment based structure


Responsibility
Corporate Banking Unit
Commercial Banking Unit
Retail Banking Unit
Private Banking Unit
Center / Branch
Corporate Centers 6
Commercial Centers 45
Branches 608
Private Banking Centers 9
Customer Segment
Corporate
Commercial
Business
Personal
Private

AKBANK

Personal

Retail Banking - credit cards



Credit Card Loans[1]
8.1
11.4
13.6
13.8
13.7
432
851
1,869
2,346
2,403
2002
2003
2004
2005
March'06



Credit Cards Issuing Volume[1]
13.8%
13.7%
13.6%
13.7%
14.1%
2,285
2,618
2,769
2,974
2,940
1Q05
2Q05
3Q05
4Q05
1Q06
Market shares are cumulative



Spreads of Credit Cards
24.6
25.5
4Q05
1Q06

Volume (TRY mn.) Market shares Spreads

- 2% growth in credit card loans q-o-q
- Spreads affected positively due to reduced cost of funding
- NPL ratio in credit cards is 8.2%. New behavioral scoring system continues to improve screening and evaluation

[1] Amex is included

AKBANK

Retail Banking - consumer loans



Consumer Loans[1] (TRY mn.)
15% y-o-y
251
1,447
2,010
349
1,050
611
4,407
1,935
1,361
1,111
5,081
2,417
1,357
1,307
2002
2003
2004
2005
March'06
General purpose
Auto loans
Mortgage



Spreads of Consumer Loans
8.5
8.4
4Q05
1Q06

- Akbank's consumer loans' market share is 15.0%
- Market share in mortgage loans is 14.9%. We are benefiting from our dealer relationships & online approval systems
- Market share in car loans is 21.5%
- NPL ratio in consumer loans continues to be 0.8%

[1] Numbers represent direct lending to individuals, excluding credit cards

Retail Banking - small business


Small Business Loans[1] (TRY mn.)
13% q-o-q
310
974
2,095
4,344
4,899
2002
2003
2004
2005
March'06
Only 3% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.3x
- NPL ratio is 1.9%


Spreads of Small Business Loans
16.5
16.6
4Q05
1Q06

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit

Commercial Banking


Commercial Loans[1]
9% y-o-y
21% q-o-q
121
402
750
1,919
2,088
79
147
401
1,260
1,521
'02 '03 '04 '05 March06
'02 '03 '04 '05 March06
TL cash loans
(TRY mn.)
FX cash loans
(USD mn.)

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

- 45 commercial banking centers
- Cross sell ratio is 4.5x
- NPL ratio is 0.8%


Spreads of Commercial Loans
5.9
5.7
4Q05
1Q06

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

Corporate Banking



Corporate Banking (USD mn.)
2,999
1,086
1,912
3,584
1,190
2,394
3,599
1,144
2,455
4,894
995
3,899
4,898
939
3,959
2002
2003
2004
2005
March'06
Corporate Loans
Project Finance

- Investment and acquisition financing will support growth in corporate loans
- Excellent cross-sell opportunities (4.3x)
- NPL ratio is 0.1%

Asset management



Mutual Funds (TRY mn.)
12%
14%
15%
13%
14%
1,509
3,276
3,707
3,770
4,002
2002
2003
2004
2005
March'06
Volume
Market share (%)

- Currently #2 in mutual funds
- The underlying factors behind this;
  - Superior channel management
  - Superior asset management performance
  - Effective marketing and communication

- Wide range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.8x



Private Banking Assets (USD mn.)
908
3,433
3,795
5,471
5,540
2002
2003
2004
2005
March'06

Breakdown of customer assets



TRY 53 bn
TRY 49 bn
31%
24%
28%
7%
10%
35%
26%
24%
8%
7%
55%
61%
2005
March'06
Market share
TL Deposits
10%
FX Deposits
14%
Bonds in Custody
20%
Mutual Funds
14%
Repo
28%

- The shift from bonds to deposits increased; the proportion of deposits in total 61% vs. 55% in the previous quarter
- Akbank's market share for total customer assets constitutes 14% of the market

AKBANK

Income statement - composition of interest income



Composition of interest income
TRY bn.
1.1
1.5
48%
5%
44%
2%
50%
7%
41%
3%
1Q05
1Q06
Other
From securities
From FX Loans
From TL Loans

- Growth in TL loans has had a strong impact on interest income

AKBANK

Net fees and commissions

Net Fees & Commissions (BRSA, TRY mn.)


36%
182
134
1Q05
1Q06

Fees and commissions revenue contribution


Money transfer fees 3%
Asset management fees 14%
Corporate loan related 12%
Consumer loan related 9%
20% Other
20% Credit cards commissions
22% Merchant commissions

- Net fee and commission income growth is mainly due to the rapid growth in consumer loan related revenues and other banking commissions
- We continue to implement and increase fees in all our product base

AKBANK

Improving fee income ratios in line with targets


Net fees & commissions/operating expense
16
24
40
51
60
2002
2003
2004
2005
1Q06


Net fees & commissions/operating income
6
7
17
19
20
2002
2003
2004
2005
1Q06

- We are rapidly approaching our medium term fee to income target of 25%

Operating costs



Composition of operating costs (TRY mn.)
250
80
37
133
240
97
48
95
367
117
83
167
397
128
83
186
305
121
44
140
1Q05
2Q05
3Q05
4Q05
1Q06
Employee costs
Rent, repair & maintenance, amortisation
Other**

** FX losses from securities (TRY 14mn, 13mn, 33mn, 9.3 mn. for 2Q, 3Q, 4Q, 1Q06 respectively) and SDIF premiums (TRY for, 11mn, 25mn, 31mn, 39mn, 6.8mn. for 1Q, 2Q, 3Q, 4Q, 1Q06 respectively) deducted from operating expenses

Other costs include sundry taxes and duties, marketing and advertisement, heating, lighting etc

Efficiency ratios



Operating expense/average assets (%)
3.0
2.9
3.1
2.9
2.3
2002
2003
2004
2005
1Q06



Cost/income (%)
38.0
27.4
41.8
37.6
32.9
2002
2003
2004
2005
1Q06

- Restructuring of branches has been largely finalized
- Centralization together with the new technology infrastructure continue to allow us to keep operational costs subdued

Income statement summary


Income statement summary (March'06, TRY million)
655
182
64
139
-110
-305
-124
501
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

- Asset switch to TL loans from TL securities continues to affect interest income positively
- A y-o-y increase of 36% in net commissions has had an important impact on profitability

Free capital comparison



Total Equity (BRSA, TRY mn.)
6,353
6,351
2005
March'06
AKBANK



Free Capital (YE05, TRY mn.)
Akbank
İş
Garanti
YKB
9,000
7,000
5,000
3,000
1,000
-1,000
5,130
3,145
1,796
-778
Free Capital
Equity Participations
Fixed Assets

- Buy-back of founders' shares has improved equity efficiency
- Akbank will continue to optimize its capital structure through its dividend policy of 30% min. - 50% max. cash dividend payment
- Akbank's strong free capital is a major cushion against the effects of any market volatility

Balance sheet highlights

BRSA (TRY mn.)	2005	March'06	Shares (%) 2005	Shares (%) March'06	Change (%)
TOTAL ASSETS	52,385	52,226			-
Cash and Due from Banks	2,880	3,198	5	6	11
Securities	20,096	17,826	38	34	(11)
Loans	22,106	24,500	42	47	11
TOTAL LIABILITIES	46,032	45,875			-
Deposits	31,451	32,156	60	62	2
Funds Borrowed	7,283	8,217	14	16	13
TOTAL EQUITY	6,353	6,351	12	12	-

Income statement highlights

BRSA (TRY mn.)	March'05	March'06	Change (%)
Interest Income	1,066	1,493	40
Interest Expense	(460)	(838)	82
Net Interest Income	606	655	8
FX Gain (Loss), Net	(34)	5	-
Provision for Loan Losses	(66)	(89)	35
Net Interest Income after FX, Income/Loss & NPL Prov.	506	571	13
Fees and Commissions (Net)	134	182	36
Profit on Trading Securities (Net)	33	60	82
Operating Profit	811	1,033	27
Operating Expenses	(250)	(305)	22
Income Before Tax	502	625	25
Tax	(150)	(124)	(17)
Net Income	352	501	42

Balance sheet highlights in USD

BRSA (USD mn.*)	2005	March'06	Shares (%) 2005	Shares (%) March'06
TOTAL ASSETS	38,098	37,983		
Cash and Due from Banks	2,095	2,326	5	6
Securities	14,615	12,965	38	34
Loans	16,077	17,818	42	47
TOTAL LIABILITIES	33,477	33,364		
Deposits	22,873	23,386	60	62
Funds Borrowed	5,297	5,976	14	16
TOTAL EQUITY	4,621	4,619	12	12

* *Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

BRSA (USD mn.*)	March'05	March'06
Interest Income	775	1,086
Interest Expense	(334)	(609)
Net Interest Income	441	476
FX Gain (Loss), Net	(25)	4
Provision for Loan Losses	(48)	(65)
Net Interest Income after FX, Income/Loss & NPL Prov.	368	415
Fees and Commissions (Net)	97	132
Profit on Trading Securities (Net)	24	44
Operating Profit	589	751
Operating Expenses	(182)	(222)
Income Before Tax	365	455
Tax	(109)	(90)
Net Income	256	364

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. All opinions and estimates contained in this document constitute the Company's judgement as of the date of this document and are subject to change without notice. The information contained in this document is published for the assistance of recipients, but is not to be relied upon as authoritative or taken in substitution for the exercise of judgement by any recipient. The Company does not accept any liability whatsoever for any direct or consequential loss arising from any use of this document or its contents. This document is strictly confidential and may not be reproduced, distributed or published for any purpose.